EXHIBIT 9(g)

STIFEL FINANCIAL CORP.

DEFERRED AWARD AGREEMENT

Stifel Financial Corp., a Delaware corporation (the “Corporation”), hereby grants to the below identified participant (the “Participant”) this award of restricted stock units (“RSUs”) and/or debentures (collectively, “Award”) pursuant to the Stifel Financial Corp. 2001 Incentive Stock Plan (2011 Restatement) (the “Plan”) upon the following terms and conditions:

Name of Participant:

Grant Date:

Number of RSUs:

[Amount of debenture]: $

[Interest rate of debenture]: %

1.

This award is subject to all terms and conditions of this agreement and the Plan. The term “Termination of Employment” shall mean separation from service with the Corporation and its affiliates (generally 50% common control with the Corporation), as defined in IRS regulations under Section 409A of the Code (generally, a decrease in the performance of services to no more than 20% of the average for the preceding 36-month period, and disregarding leave of absences up to six months where there is a reasonable expectation you will return). Capitalized terms not otherwise defined herein shall have the meaning assigned to such term in the Plan.

2.

Each RSU represents an unfunded and unsecured promise of the Corporation to deliver a future payment equal to the fair market value of one share of common stock of the Corporation (a “Share”) at the time of such payment. Such payment may, at the Corporation’s election, be in cash or Shares or a combination thereof.

3.

To the extent dividends are paid on Shares while the RSUs governed by this award remain outstanding, the Corporation may in its discretion adjust the number of RSUs that are the subject of this award to reflect the value of the dividends you would have received if you had been the owner of Shares instead of RSUs.

4.

Except as otherwise provided in the Plan or this Agreement, upon your Termination of Employment before the relevant vesting date, you will forfeit your unvested RSUs or any other unvested Award.  Except as otherwise provided in the Plan or this Agreement, the vested portion of your RSUs will become payable as of the relevant vesting date.  The relevant vesting dates for this Award are as follows:

Vesting Dates =

In the event of your Termination of Employment as a result of (1) death, (2) disability or (3) as a result of the involuntary Termination of Employment because of the closing of an office or elimination of a business unit (and not solely because of your individual performance), all unvested Awards will become vested on your Termination of Employment and payable, as soon as administratively feasible.  If, in the event of your Termination of Employment, the Corporation makes a determination that it is in the Corporation’s best interest that you not forfeit your unvested Awards on the date of your Termination of Employment and you enter into a termination agreement suitable to the Corporation, all unvested Awards will become vested as provided in such agreement and will be payable on the one-year anniversary of your Termination of Employment.

Notwithstanding anything to the contrary in this Agreement, upon your Termination of Employment for Cause, as defined herein, all vested and unvested Awards awarded pursuant to this Agreement will be forfeited.  Cause means you (i) are convicted in a criminal proceeding on any felony or equivalent charge or on a misdemeanor charge that the CEO of the Corporation (the “CEO”) or Corporation determines involves dishonesty; (ii) willfully fail to perform your duties to the Corporation; (iii) violate any applicable federal or state securities law, rule or regulation, or the applicable rules or regulations of the Federal Reserve Board or any Federal Reserve bank, or the rules of any exchange or self-regulatory organization to which the Corporation is subject; (iv) violate any of the Corporation’s policies concerning hedging or pledging; (v) violate any non-competition agreement or any agreement or policy relating to the Corporation’s confidential or proprietary information; (vi) impair, impugn, denigrate or negatively reflect upon the Corporation’s name, reputation or interest; (vii) engage in any conduct determined by the CEO or Corporation to be detrimental to the Corporation, including but not limited to any action that results in restatement of the financial statements of the Corporation; (viii) act in excess of your authority as an agent, officer, director or employee of the Corporation; (ix) engage in actions deemed by the CEO or Corporation which subject the Corporation to unnecessary risk to the detriment of the interest of the Corporation, its shareholders or its customers.  Whether or not a Termination of Employment is for Cause shall be determined by the CEO or Corporation in his, her or its discretion.

Any amounts payable to you with respect to this Award shall be paid as soon as administratively feasible after the amounts become payable; but no later than the later of (a) the end of the calendar year in which the amount becomes payable; or (b) the fifteenth day of the third calendar month following the date the amount becomes payable; provided you (or your beneficiary) is not permitted to designate the taxable year of the payment.

5.

In accordance with Section 15 of the Plan, you will be deemed to have provided notice to the Corporation to elect to have your withholding satisfied by a reduction of the number of shares otherwise so deliverable at the discretion of the Corporation.  Accordingly, the Corporation may, in its sole discretion, withhold from the payment to you hereunder a sufficient amount (in cash or Shares) to provide for the payment of any taxes required to be withheld by federal, state or local law with respect to income resulting from such payment. You have been advised to review with your own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. You are relying solely on such advisors and not on any statements or representations of the Corporation or any of its agents. You understand that you (and not the Corporation) shall be responsible for your own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

6.	At the time when Award would otherwise be delivered to you, the Corporation shall have the right to offset against that obligation any outstanding amounts then owed by you to the Corporation.
7.

An Award does not represent an equity interest in the Corporation, and carries no voting rights. You will not have any rights of a shareholder with respect to the RSUs until the Shares have been delivered to you.

8.

This Award is made as a bonus in __________________[in respect of your performance] [to incent you to undertake employment with Corporation] and is in addition to and not a substitute for or in lieu of ordinary salary and wages received by you in respect of your service to the Corporation.

9.

Notices hereunder and under the Plan, if to the Corporation, shall be delivered to the _______________ (or other person designated by the Corporation) or mailed to the Corporation’s principal office, 501 North Broadway, St. Louis, MO 63102, attention of General Counsel, or, if to you, shall be delivered to you or mailed to your address as the same appears on the records of the Corporation.

10.

All decisions and interpretations made by the Corporation with regard to any question arising hereunder shall be binding and conclusive on all persons. In the event of any inconsistency between the terms of this agreement and the Plan, the Plan shall govern.

11.

By accepting this Award, you acknowledge that the federal securities laws and/or the Corporation’s policies regarding trading in its securities may limit or restrict your right to buy or sell Shares, including, without limitation, sales of Shares acquired in connection with your RSUs. You agree to comply with such federal securities law requirements and Corporation policies, as such laws and policies are amended from time to time.

12.

The Corporation may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate the award granted under this agreement, provided, however, that no such action shall impair your rights under this Agreement without your consent.

13.

This Agreement shall be governed by the laws of the State of Missouri without giving effect to its choice of law provisions.  This Agreement is intended to comply with the requirements of section 409A of the Code (including the exceptions thereto) to the extent applicable, and the Agreement shall be interpreted in a manner consistent with such requirements.  Notwithstanding any other provision hereof, if any provision of the Agreement conflicts with the requirements of Section 409A of the Code (or an exception thereto), such provision shall be deemed reformed so as to comply with the requirements of Section 409A of the Code (or an exception thereto) and shall be interpreted and applied accordingly.

Stifel Financial Corp.

By:
Name:
Title:

If you would like to designate a beneficiary to exercise your rights under this agreement in the event of your death, please complete your designation in the space provided below, as well as please sign and print your name and date in the space provided below, and return this Agreement to Stifel Financial Corp., 501 North Broadway, St. Louis, MO 63102, to the attention of Accounting.

Beneficiary:

Participant name (print & sign):

Date: